Dejour Closes Woodrush Acquisition

Company Owns 99% Working Interest Effective June 1 2014

VANCOUVER, British Columbia July 3, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX:DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it has closed on its previously announced production acquisition of a further 24% Working Interest in its legacy Woodrush oil and gas project, subject to final TSX approval.

Woodrush is currently producing at a rate of 475 BOE per day, with approximately $40 per BOE netbacks. A $2.5mm development program is scheduled to commence in the second half of 2014 targeting both Halfway oil and Gething gas with the goal of adding at least 50% to this production threshold.

“We are very pleased to promptly close this transaction as the Company intends to further develop our northern B.C. properties in 2014 during a favorable product price environment in Western Canada. The close of this transaction, prior to any further development, increases the Company’s proven and probable reserves at Woodrush/Hunter valued on an NPV-10 basis to $11.5 mm compliant with Canada’s NI 51-101 Standards of Disclosure. Coupled with our fully funded 8-10 well program at the Company’s now 25% owned Kokopelli project, Dejour is well positioned to execute on its production growth objectives while preparing key exploration opportunities at Roan Creek and North Rangely,” states Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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